UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
(Rule 13e-4)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
BOSTON SCIENTIFIC CORPORATION
(Name Of Subject Company (Issuer) Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

10113707
(CUSIP Number of Class of Securities)

Lawrence J. Knopf, Esq.
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537
(Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing fee*
Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable Form or Registration No.: Not applicable	Filing Party: Not applicable Date Filed: Not applicable

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
        Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Form of Response E-mail

TO:	Boston Scientific Employee

FROM:	BSC Equity Compensation Support
Thank you for your question. You will find the answer to it the attached section of our 2007 Proxy Statement, which describes the Stock Option Exchange Program. If you have any additional questions, please feel free to email them to us.
Attachment (pdf format)
Proposal 4: Approval of stock option exchange program for Boston Scientific employees (excluding our executive officers and directors).
     Our Board of Directors recommends approval of the Option Exchange Program which is a stock option exchange program under which eligible employees would be permitted to exchange outstanding options issued principally under our 2003 Long Term Incentive Plan and 2000 Long Term Incentive Plan, each as amended (the Stock Plans), with exercise prices equal to or greater than $25.00 per share (the Eligible Options) for a lesser number of deferred stock units (DSUs) to be granted following the expiration of a tender offer to be made to eligible employees. A DSU reflects our commitment to issue one share of our common stock upon the satisfaction of certain vesting or performance conditions. Our executive officers and non-employee directors are not eligible to participate in the Option Exchange Program and do not stand to benefit from the program other than in their capacity as stockholders.
     Background. Our broad-based stock option and deferred stock unit award program under the Stock Plans is intended to attract, retain and motivate key employees. Our stock price has declined over the last few years, which has made it a challenge for the Company to effectively retain and motivate top talent across the organization. As of February 28, 2007, the closing price of our common stock on the NYSE was $16.31. Approximately 19.04% of the stock options held by employees eligible for the Option Exchange Program as of February 28, 2007, had exercise prices equal to or greater than $25.00 per share.
     As a result of the decline in our stock price, the retention value of a major component of our total compensation has been significantly weakened. Many employees perceive that their options are of very limited or no value, which means that a significant number of our outstanding stock options are no longer effective as incentives to retain employees. Although these stock options are not likely to be exercised as long as our stock price is lower than the applicable exercise price, the stock options will remain on our books with the potential to dilute stockholders’ interests for up to 10 years from the grant date unless they are cancelled or otherwise forfeited. In addition, we continue to expense the cost of these stock options even though they are unlikely to be exercised.
     The Option Exchange Program would benefit our employees, who are an important resource and are critical to our future growth. In order to increase the retention value of equity awards and enhance employee engagement, we are proposing an exchange program that is targeted at providing employees with DSUs with a value, in the aggregate, substantially equivalent to the fair value of the exchanged underwater options based on the recommendation of a third party consultant. This means that the employees who elect to participate in the Option Exchange Program are expected to receive a number of DSUs with an aggregate value substantially equal to the aggregate value of the options surrendered in the exchange. Additionally, the new DSUs would have a new vesting schedule, requiring employees to continue their employment with us in order to realize the benefit from the new awards.
     General Description of the Option Exchange Program. We have not commenced the Option Exchange Program and will not do so unless and until our stockholders approve this proposal. At the time the Option Exchange Program is commenced, eligible employees will be sent written materials explaining the precise terms and timing of the Option Exchange Program. The commencement of the Option Exchange Program, as well as any decision to terminate it, will be determined by our Compensation Committee. At or before commencement of the Option Exchange Program, we will file the written materials relating to the Option Exchange Program with the SEC as part of a tender offer statement on Schedule TO. Eligible employees, as well as stockholders and members of the public, will be able to obtain these written materials and other relevant documents filed by us with the SEC free of charge from the SEC’s website at www.sec.gov.
     Under the proposed Option Exchange Program, eligible employees who elect to participate would surrender Eligible Options they currently hold and in return receive new DSUs. The DSUs represent our commitment to deliver to the recipient a specified number of shares, subject to certain terms and conditions described below. In all cases, the number of shares subject to the new DSU will be fewer than the number of shares subject to the Eligible Options exchanged through the Option Exchange Program. Assuming a $16.00 stock price at the time of the exchange, the ratios of surrendered Eligible Options for new DSUs would vary from 4 to 1, to 8 to 1, depending upon the exercise price of the surrendered Eligible Options. The actual exchange ratios will be established by our Executive Vice President of Human Resources based on the recommendation of a third party consultant as of the date of the exchange based on the share price as of that date, with the objective of achieving substantial cost neutrality.
     We have structured the Option Exchange Program to strike a balance between stockholder and employee interests and, as such, we attempted to design an exchange program under which employees are expected to receive DSUs that, in the aggregate, have a value substantially equivalent to the value of the exchanged options. We believe that the Option Exchange Program would be beneficial to stockholders by canceling a larger number of outstanding options and issuing equity awards in respect of fewer shares in their place. In addition, by conducting this exchange program rather than the alternative of granting additional new awards to supplement the underwater options, we are avoiding potential additional dilution to our stockholders’ interests and significant financial expense.
     Our Stock Plans allow us to grant stock options, stock appreciation rights, restricted stock, stock awards, deferred stock units and other stock-based awards to employees, directors and consultants. As of February 28, 2007, there were 81,641,205 shares underlying stock options and 17,112,039 shares underlying other stock-based awards outstanding under the Stock Plans. Of the outstanding options, as of February 28, 2007, options to purchase 8,831,235 shares of common stock would be eligible for exchange under the proposed Option Exchange Program. If all of the Eligible Options were exchanged for new DSUs at the exchange ratios set forth below, the number of shares of stock subject to the new DSUs granted would be approximately 1,511,847. As of February 28, 2007, 15,908,537 shares were available for grant of equity-based awards, including stock options and DSUs, under our Stock Plans. Again assuming that all Eligible Options are exchanged, the number of shares of stock available for grant of future awards under our 2003 Long Term Incentive Plan and 2000 Long Term Incentive Plan would automatically increase in the aggregate by approximately 7,319,388 pursuant to the terms of these plans.
Details of the Option Exchange Program
     Implementing the Option Exchange Program. Our Compensation Committee authorized the Option Exchange Program in March 2007, subject to Board of Director and stockholder approval. If approved by our stockholders, we would promptly file an Offer of Exchange with the SEC and distribute it to all eligible employees. Eligible employees would be given at least 20 business days from the date we commence the Option Exchange Program to elect to exchange any or all of their Eligible Options for new DSUs. The surrendered Eligible Options would be cancelled and the new DSUs would be granted on the first business day following this election period. We expect to commence the Option Exchange Program toward the end of May 2007 after the annual stockholder meeting. However, even if approved by our stockholders, our Compensation Committee would retain the authority to terminate or postpone the Option Exchange Program at any time before the expiration of the Option Exchange Program.
     Eligible Employees. The Option Exchange Program would be open to all of our employees worldwide who hold options with an exercise price of $25 or greater per share except for (a) members of our Executive Committee (which includes, among others, all of our named executive officers), (b) our non-employee directors, and (c) employees located in countries where we decide, in our sole discretion, that it is not practical under local law to offer the Option Exchange Program. It is possible that we would need to make modifications to the terms offered to employees in countries outside the United States either to comply with local requirements, or for tax or accounting reasons. The Option Exchange Program also would not be available to former employees or retirees. Voting in favor of this proposal does not constitute an election to participate in the Option Exchange Program.
     Exchange Ratios. The number of Eligible Options that an eligible employee must surrender to obtain new DSUs is called the exchange ratio. For example, an exchange ratio of 7 to 1 means that an eligible employee must surrender Eligible Options to purchase 7 shares in order to receive a new DSU for 1 share. All eligible employees who elect to participate in the Option Exchange Program would be required to exchange a larger number of Eligible Options in exchange for a lesser number of new DSUs. The exchange ratio applicable to each Eligible Option will be determined by our Executive Vice President of Human Resources based on the recommendation of a third party consultant as of the date of the exchange, based on the exercise price of such Eligible Option and the share price of our common stock as of the date of the exchange with the objective of achieving substantial cost neutrality. Assuming a $16.00 stock price at the time of the exchange, the ratios of surrendered Eligible Options for new DSUs would vary from 4 to 1, to 8 to 1, as follows:
STOCK OPTION EXCHANGE RATIOS

Exchange Ratio
Exercise Price of Eligible Option	(Eligible Options for new DSUs)

$25.00 — $30.00	4 Eligible Options for 1 DSU
$30.01 — $40.00	7 Eligible Options for 1 DSU
>$40.00	8 Eligible Options for 1 DSU
     For example, if an eligible employee elects to exchange Eligible Options to purchase 40,000 shares of our common stock with an exercise price of $27.00, that employee would receive 10,000 new DSUs (40,000 shares divided by the exchange ratio of 4). No fractional shares will be subject to DSUs, and we will round down to the nearest whole number after applying the applicable exchange ratio to avoid fractional shares.
     For purposes of establishing the exchange ratios, the options subject to the exchange program have been valued using a binomial lattice model. This model relies on the following inputs: stock price volatility, expected employee turnover, expected rates of exercise, risk-free interest rates and expected dividends. These inputs are established based on a review of our historical stock price volatility levels and current implied volatility rates, annual employee turnover rates, and employee exercise behavior of in-the-money options. No dividends were assumed based on our historical practice of not paying dividends.
     Election to Participate. Participation in the Option Exchange Program would be completely voluntary. Eligible employees may hold multiple Eligible Options. Under the Option Exchange Program, eligible employees would have the choice, on a grant-by-grant basis, whether to exchange any or all of their Eligible Options. However, employees would not be permitted to exchange only a portion of a single grant for new DSUs, but rather would be required to exchange all of the Eligible Options within that single grant.
     Vesting of new DSUs. The new DSUs would be subject to a new vesting schedule and would be completely unvested at the time of the new grant, regardless of whether the Eligible Options exchanged were partially or wholly vested. As a result, eligible employees would have to continue their employment in order to realize any benefit from the new DSUs. The new vesting schedule for each new DSU would be based on the remaining vesting schedule applicable to the corresponding exchanged Eligible Option as of the date of grant of the new DSU. If the corresponding Eligible Option was vested as to 33% or less of the underlying shares, the new DSUs would vest 25% per year on each of the first four anniversaries of the date of grant of the new DSU. If the corresponding Eligible Option was vested as to more than 33% and less than or equal to 66% of the underlying shares, the new DSUs would vest 33% per year on each of the first three anniversaries of the date of grant of the new DSU. If the corresponding Eligible Option was vested as to more than 66% and less than 100% of the underlying shares, the new DSUs would vest 50% per year on each of the first two anniversaries of the date of grant of the new DSU. If the corresponding Eligible Option was vested as to 100% of the underlying shares, the new DSUs would vest 100% on the first anniversary of the date of grant of the new DSU. The vesting schedule applicable to each DSU will be determined by our Executive Vice President of Human Resources based on the recommendation of a third party consultant as of the date of the exchange with the objective of achieving substantial cost neutrality.
     We would be obligated to deliver shares of our common stock to participants under the new DSUs upon vesting, if the participant remains employed by us through the vesting date. New DSUs that are not vested at termination of employment would be forfeited upon termination.
     Other Conditions of new DSUs. The other terms and conditions of the new DSUs would be governed by our 2003 Long-Term Incentive Plan and would be set forth in an award agreement to be entered into as of the new DSU grant date. The shares of common stock for which the new DSUs would be exercisable have already been registered with the Securities and Exchange Commission on a Form S-8.
     Cancellation of Surrendered Eligible Options. We would cancel all surrendered Eligible Options upon the effective time of the proposed exchange. Shares representing surrendered Eligible Options would automatically become available for future equity-based grants (including the new DSUs) under our 2003 Long-Term Incentive Plan or 2000 Long-Term Incentive Plan, to the extent that the Eligible Option was granted under these plans. Eligible Options that are not surrendered will be unaffected and will remain exercisable according to their terms.
     Accounting Treatment. The Option Exchange Program will be accounted for under Statement of Financial Accounting Standards No. 123 (revised), Share-Based Payment (SFAS 123R). Under these rules, the exchange of options for DSUs will be characterized as a modification of the exchanged options. As a result, the difference, if any, between the fair value of the new DSUs over the fair value of the exchanged options determined as of the time of the exchange are expected to result in a modest additional expense. The accounting consequences will depend in part on participation levels as well as on the exchange ratios and vesting schedules established at the time of the option exchange.
     U.S. Federal Income Tax Consequences. The exchange of Eligible Options should be treated as a non-taxable exchange and neither we nor our employees should recognize any income for U.S. federal income tax purposes upon the grant of the new DSUs. Upon the delivery of shares under the new DSUs, the recipient will have ordinary income equal to the value of the shares at that time and the Company will be entitled to a corresponding deduction. The tax consequences for participating non-U.S. employees may differ from the U.S. federal income tax consequences.
     Potential Modification to Terms to Comply with Governmental Requirements. As indicated above, the terms of the Option Exchange Program would be described in a Schedule TO that we would file with the SEC. Although we do not anticipate that the SEC would require us to modify the terms of the Option Exchange Program materially, it is possible that we would need to alter the terms of the Option Exchange Program to comply with comments from the SEC. In addition, we intend to make the Option Exchange Program available to our employees who are located outside of the United States, where permitted by local law and where we determine it would be practicable to do so. It is possible that we would need to make modifications to the terms offered to employees in countries outside the United States either to comply with local requirements, or for tax or accounting reasons. We reserve the right not to conduct the Option Exchange Program in any country in which we deem it inadvisable to do so for any reason.

     Benefits of the Option Exchange Program to Employees. Because the decision whether to participate in the Option Exchange Program is completely voluntary, we cannot predict who will participate, how many Eligible Options any particular group of employees will elect to exchange, nor the number of new DSUs that we may grant. As noted above, our executive officers and our non-employee directors are not eligible to participate in the Option Exchange Program. However, assuming that each other eligible employee were to participate to the maximum extent possible in the Option Exchange Program, the following DSUs would be issued:

Recipients	Number of DSUs (#)	Dollar Value ($)*

All executive officers as a group	Not Eligible	Not Eligible
All non-executive officer employees as a group	1,511,847	$24,189,552

*	Assumes a stock price of $16.00, and exchange ratios of 4:1, 7:1, 8:1 for exercise price ranges of $25.00-$30.00, $30.01-$40.00, and $40.01 and greater, respectively. The actual value that the recipient receives will depend on the stock price at the time that the DSU vests. Consistent with our objective of achieving substantial cost neutrality, the dollar value of the awarded DSUs is not expected to represent significant additional expense as it is offset by the fair value of the options exchanged.
     Effect on Stockholders. We believe that our stockholders will benefit from the Option Exchange Program as our employees respond to the enhanced retention and employee engagement incentives offered by the program at substantially the same cost to the Company. However, we cannot predict with certainty the impact the Option Exchange Program would have on our stockholders because, among other things, we are unable to predict how many employees will elect to participate and how many options they will choose to exchange. We designed the Option Exchange Program to be substantially value neutral to our stockholders and to avoid the dilution in stockholders’ ownership that results from granting new options to supplement underwater options.
Required Vote and Board of Directors Recommendation
     To be approved, Proposal 4 must receive “For” votes from the holders of a majority of the shares of our common stock present or represented at this meeting and entitled to vote. If you abstain from voting, it will have the same effect as an “Against” vote. Broker non-votes will have no effect on the outcome.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” PROPOSAL 4. PROXIES
SOLICITED BY THE BOARD OF DIRECTORS WILL BE SO VOTED
UNLESS YOU OTHERWISE SPECIFY IN YOUR PROXY.
This memo does not constitute an offer to sell or the solicitation of an offer to buy your securities. The option exchange will involve a formal tender offer for your options. Anyone to whom the tender offer is directed will be notified when the tender offer commences. We will deliver the actual tender offer documents to all affected option holders when the tender offer commences, and those documents will also be available for free at the SEC’s website.